To Our Shareholders:


I would like to thank your Board of Directors for offering to me the position of Chief Executive Officer which I accepted in January 1996. Their commitment, the employees' abilities and dedication and the Company's opportunities made my decision easy.

The Company has continued to focus all of its resources on AstaXin , the natural colorant from Phaffia yeast whose market is the pigmentation of farm
raised salmon, trout, sea bream and related fish.   Research and development
efforts continue to focus on selection of new yeast strains with higher levels of pigmentation and adaptation of these strains to commercial sized production equipment. In the last several months alone, the research and development team has made a major advance in the productivity of the yeast strains and I am happy to report an extraordinary improvement in both the quality of the final product and the projected commercial cost. With these improvements the Company is in a much better position to find the right manufacturing partner with the aim of bringing the product to market as immediately as possible.

Emphasis on AstaXin and a shortage of cash have necessitated a minimal effort on the marketing of ClandoSan with a resultant decline in 1995 sales. Feedback from existing customers and the positive studies performed by the University of Maryland certainly justify a renewed effort on this product when finances permit.

Although we continue to improve our technical expertise and performance your management team is focused on the rapid commercialization of AstaXin and the growth of ClandoSan . We are dedicated to the generation of both sales and profits based on these two exciting products. Unfortunately, we have again had to rely on our non-management Directors to finance the Company. We thank them for their financial support and as important, thank them for their interest, their counsel and their wisdom.

We also thank you, our shareholders, for your support through these difficult times. We remain committed to the success of your Company.


                              Sincerely,


                              /s/ Dexter W. Gaston
                              Chief Executive Officer


    September 30, 1996

                                  PART I

ITEM 1.   DESCRIPTION OF BUSINESS

General

     IGENE Biotechnology, Inc. ("The Company") is engaged in the business of industrial microbiology and related biotechnologies. The Company was formed on October 27, 1981 to develop, produce and market value-added specialty biochemical products derived from abundant, inexpensive and renewable agricultural residues and wastes through the use of state-of-the-art fermentation technology, physical and chemical separation technology, and related chemical and biochemical engineering technologies.

     The Company has devoted its resources to the development of proprietary processes to convert selected agricultural raw materials or feedstocks into commercially useful and cost effective specialty biochemical products for the food, feed, flavor and agrichemical industries. In developing these processes and products, the Company has relied on the expertise and skills of its in-house scientific staff and, for special projects, various consultants.

     The Company has no manufacturing facilities other than its pilot plant
facility in Columbia, Maryland.   To date, the Company has either licensed its
products to third-party manufacturers or joint venture partners.

Government Regulation

     The manufacturing and marketing of most of the products the Company has developed are and will likely continue to be subject to regulation by various governmental agencies in the United States, including the Food and Drug Administration ("FDA"), the Department of Agriculture ("USDA"), and the Environmental Protection Agency ("EPA"), and comparable agencies in other countries. Substantially all of the food products developed by the Company to date have been reviewed by a panel of independent scientific experts (the "Product Review Panel") who are qualified by scientific training and experience to evaluate, among other things, the safety of ingredients intended to be used directly or indirectly in foods. The Product Review Panel has advised the Company that it considers such products to be Generally Recognized As Safe ("GRAS") under the regulations of the FDA. The Company is not aware of any action by the FDA, the USDA or the EPA contesting these affirmations or of any basis for their doing so. There can be no assurance, however, that such independent expert evaluations will be accepted by the FDA, the USDA or the EPA and that the Company will not be required to obtain costly and time-consuming approvals from these agencies or comparable agencies in foreign countries. The Company, as a matter of policy, requires that its products conform to current Good Manufacturing Practices (as defined under the Federal Food, Drug and Cosmetic Act and the rules and regulations thereunder) and the Company believes all of its products so conform. The extent of any adverse governmental regulation that might arise from future administrative or legislative action, including current rules and regulations pertaining to the process of GRAS affirmations, cannot be predicted.

Research and Development

     As of December 31, 1995, the Company had expended approximately $9,900,000 on research and development since its inception on October 27, 1981 and has, as of December 31, 1995, received revenues from product sales of approximately $1,738,000 from the proprietary processes resulting from such research and development, excluding one-time license fees received in 1982 and 1985. The Company will continue to incur research and development costs in connection with improvements in its existing processes and products, but it does not anticipate development of new processes and products in 1996.

     The Company's research and development activities have resulted in the development of processes to produce the products hereinafter discussed.

Commercial Products

1.   AstaXin

     AstaXin is the Company's tradename for its dried yeast product made from a proprietary microorganism developed by the Company. AstaXin is a natural source of astaxanthin, a pigment which imparts the characteristic red color to the flesh of salmon, trout, and prawns. In the ocean, salmon and trout obtain astaxanthin from krill and other planktonic crustaceans in their diet. A crustacean diet would be prohibitively expensive for farm raised salmonids; without the addition of astaxanthin, the flesh of such fish is a pale, off-white color which is less appealing to consumers expecting "salmon-colored" fish. Efficacy of AstaXin has been demonstrated by fish feeding trials in Europe, Asia, and North and South America. An estimated 285,000 metric tons of farm raised salmon are produced annually worldwide.

     In 1991 the Company entered into a business arrangement with Lefersa Alimentos, S.A., ("Lefersa") in Chile to manufacture AstaXin on a non-exclusive basis. During 1991, Lefersa experienced manufacturing problems attributed to microbial contamination which delayed Scale-Up and commercial production. During 1992, Lefersa discontinued further attempts to manufacture AstaXin . The Company has produced ton quantities of the product on a limited basis for evaluation and testing purposes at a contract manufacturing facility in Michigan.

     During 1993, commercial quantities of AstaXin were manufactured by the Fleischmann's Yeast Division of Burns Philp Food Inc. under contract as part of a Technology License Agreement. On October 5, 1993, Burns Philp informed the Company that it would no longer manufacture AstaXin .

     During 1994 commercial quantities of AstaXin were manufactured by Pfizer Inc for testing purposes as part of a Technology Evaluation Agreement. Pfizer did not commit to any long-term manufacture of the product and the Agreement was terminated in July 1995.

     In 1995 the Company signed a nonexclusive licensing Agreement with Archer Daniels Midland Company for manufacture and sale of AstaXin . The Agreement
provided for an initial payment and royalties based on sales.   On February
29, 1996 Archer Daniels Midland Company informed IGENE that it would no longer use IGENE's astaxanthin technology and terminated the licensing agreement.
The Company is in contact with other potential manufacturers for the product.

2.   Crustacean Shell Products

     ClandoSan is the Company's registered trademark for its natural nematicide made from crab and crawfish exoskeletons and processed into pellets or granules by patented and patent pending technology developed by the Company. The product acts in soils as a biological control agent by stimulating the growth of normal soil microorganisms which produce chitinase and other enzymes that degrade chitin present in the cuticles and eggs of plant-pathogenic nematodes. It has secondary effects as a slow release organic fertilizer. ClandoSan does not have a direct adverse effect on plant-pathogenic nematodes either in vitro or in sterilized or irradiated soils and only acts indirectly to suppress nematode populations in soils. The product generally is not water soluble and, consequently, does not contribute to ground water contamination.

     On March 17, 1988, ClandoSan was registered by the EPA for use with all agricultural and horticultural crops in accordance with the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA") section 3(c)(5). ClandoSan is now registered in 49 states and is produced at two contract manufacturing facilities in the United States. During 1991, the inventories related to the Company's ClandoSan product line were written down to net realizable value due to the then prevailing market conditions.

3.   Whey-Based Products

     (a)  MacroMin  and MinraLac

     MacroMin and MinraLac are the Company's registered trade names for coproducts it developed for converting low economic value cheese whey into economically and biologically useful products for the food industry. In spite of extensive sales efforts throughout 1989, the Company was not able to develop a market for these products and they were phased out in 1990.

     (b)  Weyco-Serv

     Weyco-Serv (or NaturServ ) is the Company's trade name for a fermented whey-based product containing calcium propionate and calcium acetate that can be used as a food preservative and mold inhibitor in the baked goods industry, in condiments, and in other foods and beverages. The product is produced by fermenting modified cheese whey residues using a patented microbial co-culture and fermentation process developed by the Company.

     A license to manufacture and sell Weyco-Serv was granted by the Company to Hercules Incorporated ("Hercules"), Wilmington, Delaware, in exchange for an initial license fee of $500,000, pursuant to a license agreement dated as of September 16, 1985. Hercules had not produced commercially any quantities of Weyco-Serv and by an agreement dated October 15, 1987, the Company and Hercules terminated the license agreement.

     The termination arrangement provided that the Company pay Hercules $25,000 for termination of the license. If the Company commercializes Weyco-Serv , the Company will pay Hercules up to an additional
$600,000 from revenues from the sale or licensing of the product.

     The Company continues to be interested in licensing the Weyco-Serv technology.

4.   Diagnostic Reagents

     The Company has developed a number of enzymes that are suitable as reagents for clinical diagnostic applications. Two such microorganisms and fermentation processes yield high concentrations of stabilized enzymes that can be used for the isolation of strain-specific cell wall components in rapid diagnostic tests for streptococcal diseases. The Company has been granted a patent for industrial production of a lytic enzyme specific for Group A Streptococcus. To date, the Company has produced only small commercial quantities of these enzymes and continues to be interested in manufacturing and marketing these enzymes for use in diagnostic test kits.

5.   Flavors and Fragrances

     The Company has developed natural flavor and fragrance chemicals by fermentation of whey and other carbohydrates. Patent applications on the proprietary microorganisms developed by the Company have been submitted in Europe and in the United States.

     The fermentation processes yield a range of water-soluble low molecular weight organic (carboxylic) acids which can be converted with naturally occurring alcohols into esters which are commercially useful both as food flavors and as fragrances in cosmetic and toiletry products.

     The Company has also developed a fermentation process for the production of Poly-LevuLan , its trademark for a high molecular weight fructose polymer which can be used as a flavor carrier or as a foam stabilizer and thickener in food and cosmetic applications.

     The Company is continuing to seek opportunities to commercialize its flavors/fragrances technology.

Patents and Trademarks

     It is the Company's policy to protect its intellectual property rights by a variety of means, including applying for patents and trade marks in the United States and in other countries. The Company also relies upon trade secrets and improvements, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. In this regard, the Company places restrictions in its agreements with third parties with respect to the use and disclosure of any of its proprietary technology. The Company also has internal nondisclosure safeguards, including confidentiality agreements with employees and consultants.

     During fiscal years 1993, 1994, and 1995, as part of the Company's stringent cost containment efforts, all patents and trademarks were carefully reviewed and those with no foreseeable commercial value have been abandoned to eliminate costly maintenance fees. Patents (and applications) and/or trademarks on technology with recognized commercial value include those for AstaXin , ClandoSan , Weyco-Serv , and streptococcus lytic enzyme. Extensive additional foreign applications for AstaXin have been submitted.

Competition

     Competitors in the biotechnology field in the United States and elsewhere are numerous and include major chemical, pharmaceutical and food companies, as well as specialized biotechnology companies. Competition can be expected to increase as small biotechnology companies continue to be purchased by major multinational corporations with their huge resources. Competition is also expected to increase with the introduction of more diverse products developed by biotechnology firms, increasing research cooperation among academic institutions and large corporations, and continued government funding of research and development activities in the biotechnology field, both in the United States and overseas. Unlike the majority of biotechnology companies, which are developing products principally for the pharmaceutical industry, the Company has focused its own activities on the development of proprietary products for use in food, fermentation and agricultural industries. In the future, however, competitors may offer products which, by reason of price or efficacy or more adequate resources for technology advances, may be superior to the Company's existing or future products.

     In addition, the aquaculture market into which the Company's product, AstaXin , will be sold is a highly competitive industry worldwide and certain large companies are presently known to be developing and marketing competitive products.

Employees

     At December 31, 1995, the Company had 9 employees, two of whom are in administration and marketing, while the remainder are engaged in process development and support of manufacturing activities.

     None of the Company's employees is represented by a labor union and the Company has experienced no work stoppages. The Company believes its relations with its employees are satisfactory.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company leases 8,480 square feet of space in the Oakland Ridge Industrial Center located at 9110 Red Branch Road, Columbia, Maryland. The Company occupies the space under leases which expired on January 31, 1996 with an approximate rental expense of $72,000 for 1995. In late 1995 the Company signed a five year lease expiring on January 31, 2001. Approximate rental expense for the year 1996 is $70,000 and $73,000 for each remaining year of the lease expiring on January 31, 2001.

     Approximately 2,000 square feet of the space occupied by the Company is used for executive and administrative offices and approximately 2,300 feet is used for research and development activities. Approximately 4,000 square feet of space is used for the Company's intermediate-stage or scale-up pilot plant facility.

     In addition, the Company has a 180 square-foot Biosafety Level 2 Laboratory suitable for manufacturing bacterial enzymes for in vitro diagnostic kits.

     The Company owns all equipment necessary for its current operations and all equipment is in satisfactory condition.

ITEM 3.  LEGAL PROCEEDINGS

     Not applicable.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     There were no matters submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended December 31, 1995.

                                  PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
          STOCKHOLDER MATTERS.

Preferred Stock

     Prices for the Preferred Stock were quoted on the over-the-counter market on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") from November 25, 1987 through January 25, 1988. Prior to November 25, 1987 there was no public market for the Preferred Stock and since January 25, 1988, no quotations for the Preferred Stock have been reported on
NASDAQ.   The aggregate number of record holders of Preferred Stock as of
March 1, 1996 was 17 (17 in 1995).

Common Stock

     The Common Stock has been traded in the over-the-counter market since July 23, 1986. Prior to July 23, 1986, there was no public market for the Common Stock.

     On or about June 9, 1989, the Company was advised by NASDAQ that its capital and surplus (exclusive of Redeemable Preferred Stock), based on its financial statements at and for the quarter ended March 31, 1989, did not meet requirements for continued inclusion in the NASDAQ System. Accordingly, the quotation of Common Stock in the NASDAQ System was terminated.

     Commencing on or about June 12, 1989, the Company's Common Stock began trading on the over-the- counter market on a limited basis and is quoted in the national bureau's "Pink Sheets". The following table shows, by calendar quarter, the range of representative bid prices for the Common Stock for 1994 and 1995.

          Calendar Quarter              High                Low
1994:     First Quarter                 $1.06               $ .13
          Second Quarter                $ .75               $ .25
          Third Quarter                 $ .56               $ .31
          Fourth Quarter                $ .38               $ .31

1995:     First Quarter                 $ .13               $ .06
          Second Quarter                $ .31               $ .02
          Third Quarter                 $ .13               $ .02
          Fourth Quarter                $ .13               $ .01

     The above information was obtained by management from the National
Quotation Bureau. Such quotations are inter-dealer quotations without retail mark-up, mark-downs, or commissions, and may not represent actual transactions. The above quotations do not reflect the "asking price" quotations of the stock.

     The aggregate number of record holders of the Common Stock as of March 1, 1996 was 252. As of March 1, 1996, the high and low bid prices for the Common
Stock, as shown in the "pink sheets" were $0.09 and $0.01, respectively.

Warrants

     On or about February 15, 1991, the Company issued Warrants to purchase an aggregate of 800,000 shares of Common Stock to Kimelman & Baird, LLC, an employee of the same and Anthony B. Low-Beer, exercisable at $.25 per share until February 14, 1995. The Warrants were issued to the aforementioned for acting as placement agent in the Company's private placement of $1,149,000 in gross proceeds which closed February 15, 1991 and there are substantial restrictions against the transfer of these Warrants. The Warrants were not publicly traded and there were no trades of these Warrants before the expiration date.

     On or about June 26, 1992, the Company issued Warrants to purchase an aggregate of 252,400 shares of Common Stock to Kimelman & Baird, LLC, at $.75 per share until June 26, 1996. The Warrants were issued to the aforementioned for acting as placement agent in the Company's private placement of $510,500 in gross proceeds which closed June 26, 1992 and there are substantial restrictions against the transfer of these Warrants. In addition, 680,667 warrants to purchase common stock at $.75 per share were issued to other
qualified investors as part of the private placement.   These warrants expired
June 26, 1995. These Warrants were not publicly traded and there were no trades of these Warrants before the expiration date.

     On December 14, 1995 stockholders of the Company approved the cancellation of certain promissory notes of the Company in favor of those directors who made loans to the Company on various dates from August
25, 1993 through March 7, 1995 for an aggregate amount of $536,300, and to issue common stock and warrants to purchase the same number of shares as common stock at the per share price of $.125, which warrants shall expire on April 3, 1998.

          The aggregate number of record holders of all Warrants as of March 1, 1996 was 6.

Dividend Policy

     When and if funds are legally available for such payment under statutory restrictions, the Company may pay annual cumulative dividends on the Preferred Stock of $.64 per share on a quarterly basis. During 1988 the Company declared and paid a cash dividend of $.16 per share. In December 1988, the Company suspended payment of the quarterly dividend of $.16 per share of Preferred Stock. No dividends have been declared or paid since 1988. Any resumption of dividend payments on Preferred Stock would require significant improvement in cash flow. Preferred Stock dividends are payable when and if declared by the Company's board. Unpaid dividends accumulate for future payment or addition to the liquidation preference and redemption price of the Preferred Stock. As of December 31, 1995 the total amount of dividends in arrears with respect to the Company's Preferred Stock was $1,047,907.

     Dividends on Common Stock are currently prohibited because of the preferential rights of holders of Preferred Stock. The Company has paid no cash dividends on its Common Stock in the past and does not intend to declare or pay any dividends on its Common Stock in the foreseeable future.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

   1995 Compared with 1994

   Sales revenue for the year ended December 31, 1995 decreased from $113,166 in 1994 to $25,563 in 1995. The decrease in overall sales revenues (77%) resulted from a decrease in domestic sales of ClandoSan . Until results of additional in progress field testing of ClandoSan are completed, the Company expects to continue to focus its efforts on AstaXin . However, long-term production and sales of AstaXin will depend on the Company's ability to find suitable manufacturing partners since it has no commercial scale manufacturing facilities of its own. No commercial quantities of
AstaXin  were available for sale in 1995.   In May 1995 the Company executed a
non-exclusive technology licensing and royalty agreement with Archer Daniels Midland Co. However, on February 29, 1996 Archer Daniels Midland informed the Company that it would no longer utilize the technology and terminated the agreement. The Company is in discussion with other potential manufacturers for AstaXin and, in addition, is seeking additional investment to enable it to purchase or lease a manufacturing facility of its own. Additional sales of ClandoSan will depend on continued marketing arrangements with distributors for the product, the Company expects to continue its own limited sale of these products in the near future.

   Cost of product sales as a percentage of product sales increased to 66% in 1995 from 33% in 1994. The margins in 1994 reflect sales of AstaXin that was received at a reduced cost as part of a contract agreement.

   Research, development and pilot plant expenses decreased approximately $44,000 for the current year. The expenses in 1994 reflected a one-time fee related to the scale-up of the Company's AstaXin product which was not incurred in 1995. Research and development costs may be expected to increase gradually in support of increased manufacturing efforts for AstaXin , but would be offset by technology licensing and technology services income.

   Marketing, general and administrative expenses in 1995 were comparable to the expenses in 1994. Marketing expenses related to the Company's AstaXin product could be expected to increase if production and sale of AstaXin proceeds, but this will depend on marketing arrangements with distributors of the product. This increase would be offset by sales income from licensing additional technology. General and administrative expenses could be expected to rise to reflect increasing costs of maintaining and enforcing the Company's patents and patent applications for AstaXin and ClandoSan worldwide, but only if commercial quantities of the products are manufactured.

   Interest expense for the year ended December 31, 1995 decreased by approximately $10,000 over the prior year. This decrease reflects the decrease in accumulating interest due on promissory notes issued to certain directors of the Company after conversion of some of the notes for equity.

   In 1995, the Company's operational costs were offset by aggregate payments totalling $249,215, which are part of a Licensing Agreement for AstaXin .

   As a result of the foregoing, the Company reported a net loss of $503,156, or $.04 per common share in 1995, compared to a net loss of $540,260, or $.04 per common share in 1994. The weighted average number of common shares outstanding increased to 13,694,343 in 1995 from 13,002,050 in 1994. This increase in shares in 1995 reflects the annual issuance of common stock as payment of interest on a variable note subordinated debenture, a private placement of 1,200,000 shares of common stock by certain directors of the Company and the issuance of an additional 4,290,400 shares of common stock in cancellation of promissory notes to certain directors of the Company.

   On January 19, 1995, 250 shares of redeemable preferred stock was converted into 500 shares of common stock of the Company.

Financial Position

   In December 1988, as part of an overall effort to contain costs and conserve working capital, the Company suspended payment of the quarterly dividend on its Preferred Stock. Resumption of the dividend will require significant improvements in cash flow. Unpaid dividends cumulate for future payment or addition to the liquidation preference or redemption value of the Preferred Stock. As of December 31, 1995, total dividends in arrears on the Company's Preferred Stock was $1,047,907 of which $177,907 ($4.64 per share) was included in the carrying value of the redeemable Preferred Stock and $870,000 ($4.64 per share) was included in the liquidation preference of the Preferred Stock.

Liquidity and Capital Resources

   Historically, the Company has been funded primarily by equity contributions, loans from stockholders and license fees. As of December 31, 1995 the Company had a working capital deficit of $336,992, and cash and cash equivalents of $8,326.

   Beginning in September of 1989, and continuing through 1995, the Company followed a plan designed to reduce expenses and conserve working capital.
This plan included the reduction in staff as well as reductions in all areas of the Company's selling, research, general and administrative expenses and refocusing of research and development activities solely on the Company's AstaXin product. These budgeted expenditures provided for minimizing capital expenditures for the Company's pilot plant facility in Columbia, Maryland or for any new manufacturing facilities.

   Cash used by operations in 1994 and 1995 amounted to $287,195 and $340,904, respectively. IGENE continues to focus on research and development of its products, achieving only minimal sales of its ClandoSan and AstaXin products. IGENE was able to reduce the amount of cash required to fund 1995 operations through a Licensing Agreement for AstaXin with Archer Daniels Midland Co. ("ADM"), Decatur, Illinois, signed in May 1995. That Agreement provided for a cash payment of $200,000 at signing and a royalty based
on sales.   In addition, the Company has received $24,415 from ADM for technology services related to the Agreement. On December 4, 1995, the Company also received a payment of $25,000 from ADM as stipulated in the Licensing Agreement. On February 29, 1996, ADM terminated its Licensing Agreement with the Company.

   Cash used in investing activities amounted to $ 2,369 and $5,973, respectively in 1995 and 1994. Capital expenditures decreased from $20,973 in 1994 to $2,369 in 1995, reflecting the continuation of plans to minimize capital expenditures. IGENE believes its existing equipment is substantially sufficient to meet its needs in continuing its research and development activities in the foreseeable future. Also, cash of $15,000 was provided in 1994 by the sale of unused equipment. No equipment was sold in 1995.

Following is a detail of the Company's financing activities for 1995:

   On January 23, 1995, and March 7, 1995, the Company issued Promissory Notes to certain directors of the Company (Kimelman, Kempner, Abeles, Cenerazzo and Knafel) for an aggregate consideration of $126,750. The notes specify that interest will be paid quarterly in arrears at Prime Rate. In addition, at any time before repayment, the value of the notes may be converted to common shares of the Company at $.1875 per share for the notes dated January 23,
1995, and $.125 per share for the notes dated March 7, 1995.   On December 14,
1995 the January 23, 1995 and March 7, 1995 notes were terminated, with equal amounts of common stock and warrants being issued in their place equal to the principal amount of each of the notes divided by $.125 which was the per share price of the stock at the time.

   On July 24, 1995 the Directors approved a Resolution to purchase from the Company 1,200,000 shares of common stock of the Company at a price of $.125 per share for an aggregate purchase amount of $150,000. Such shares were issued on August 15, 1995.

   On November 16, and December 22, 1995, the Company issued Promissory Notes to certain Directors of the Company for an aggregate consideration of $100,000. These notes specify that at any time prior to repayment the holder has the right to convert the notes to common stock of the Company at $.05 per share and to receive a warrant for an equivalent number of common shares at $.05 per share. $55,320 of this total was received prior to December 31, 1995, the remaining $44,680 was received during January 1996.

   At its Annual Meeting on December 14, 1995 the shareholders of the Company approved the conversion of all Promissory Notes issued to certain directors of the Company (Kimelman, Kempner, Abeles, Cenerazzo, Knafel, and Low-Beer) from August 1993 until February 10, 1994, into Common Stock, along with Warrants to purchase additional shares of Common Stock at a price of $.125 per share at any time during the period from April 3, 1995 to April 3, 1998, all shares being equal to the aggregate principal amount of the Loans divided by $.125, which was the fair market value of the Common Stock as quoted on April 3, 1995 by the National Quotation Bureau. These shares were issued on December 14, 1995.

   To continue operations short term, the Company will consider issuing additional stock to officers and directors and encouraging holders of outstanding warrants to exercise these rights. To increase its working capital position the Company will also encourage the holders of promissory notes to convert them into common stock. To meet short-term cash needs the Company plans to issue additional notes to certain directors in February of 1996.

   In the long-term, the Company is also continuing its development of additional AstaXin technology which it plans to license and market and which it hopes will benefit future periods.

   The Company does not believe that inflation has had a significant impact on the Company's operations during the past three years.

ITEM 7. FINANCIAL STATEMENTS

   The financial statements appear after Part III of this Report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

   None.

                                 PART III


ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS, AND KEY EMPLOYEES


The Company's directors are elected annually by the shareholders of the Company. The directors, executive officers and key employees of the Company are as follows:

Name                    Age     Position with IGENE

Michael G. Kimelman          57     Chairman of the Board of Directors

Thomas L. Kempner            68     Vice Chairman of the Board of Directors

Stephen F. Hiu               39     Director, President, Secretary, Acting
                                   Treasurer, and Director of Research and
                                  Development

Dexter W. Gaston *           50     Chief Executive Officer

Patrick F. Monahan           45     Director, and Director of Manufacturing

Joseph C. Abeles             81     Director

John A. Cenerazzo            72     Director

Sidney R. Knafel             65     Director

Anthony Low-Beer **          53     Director

R. Todd Lorenz***            35     Senior Research Microbiologist

*       Mr. Gaston was appointed CEO of the Company on January 12, 1996.
**      Mr. Low-Beer resigned as Director on May 15, 1995.
***     Dr. Lorenz resigned from IGENE employment on May 15, 1996.

MICHAEL G. KIMELMAN was elected a Director of the Company in February 1991 and Chairman of the Board of Directors in March 1991. He is the Managing Partner of Kimelman & Baird, LLC. He is a founder of Blue Chip Farms, a standardbred horse-breeding farm, and has been an officer of the same since its inception in 1968. Mr. Kimelman is currently a Director of the Harness Horse Breeders of New York State and serves on the Board of the Hambletonian Society.

THOMAS L. KEMPNER is Vice Chairman of the Board of Directors and has been a Director of the Company since its inception in October 1981. He is and has been Chairman and Chief Executive Officer of Loeb Partners Corporation, investment bankers, New York, and its predecessors since February 1978. He is currently a Director of Alcide Corporation, Arlen Development Corp., Energy Research Corp., Intermagnetics General Corp., Northwest Airlines, Inc., Roper Worldwide, Inc., and Silent Radio, Inc.

STEPHEN F. HIU was appointed President and Treasurer in March 1991, Secretary in July 1990, and elected a Director in August 1990. He has been Director of Research and Development since January 1989 and, prior thereto, was Senior Scientist since December 1985, when he joined the Company. He was a post-doctoral Research Associate at the Virginia Polytechnic Institute and State University, Blacksburg, Virginia, from January 1984 until December 1985. Dr. Hiu holds a Ph.D. degree in microbiology from Oregon State University and a B.S. degree in biological sciences from the University of California, Irvine.

DEXTER W. GASTON was appointed Chief Executive Officer on January 11, 1996. Prior positions include CEO of Microbio Resources, Managing Director of Algatec, CEO and Chairman of Reclaimex and Director of Technical Operations, Revlon Health Care. He is also a Director of the California Wine Company. He holds a B.S. in chemistry from Rutgers University and an M.B.A. from the University of Chicago.

PATRICK F. MONAHAN was appointed Director of Manufacturing and elected a Director of the Company in April 1991 and has managed the Company's fermentation pilot plant since 1982. Prior thereto, he was a technical specialist in the fermentation pilot plant of W.R. Grace and Co. from 1975 to 1982. He received an Associate in Arts degree in biology from Allegheny Community College and a B.S. degree in biology with a minor in Chemistry from Frostburg State College, Frostburg, Maryland.

JOSEPH C. ABELES, private investor, was elected Director of the Company on February 28, 1991. Mr. Abeles serves as Director of Intermagnetics General Corporation, Patten Corporation, Peridot Holdings, Inc. and Ultralife Batteries, Inc.

JOHN A. CENERAZZO was Chairman of the Board from November 1989 to April 1991. He served as President of the Company from August 1988 through September 1989 and has been a Director since September 1987. He is presently Chairman of the Executive Committee and Director of National Penn Bank Shares, Inc. of Boyertown, Pennsylvania and a Director of National Penn Bank, a Director of U.S. Axle Corporation, and a Chairman and a Director of InfoCore, Incorporated.

SIDNEY R. KNAFEL, a Director of the Company since 1982, has been Managing Partner of SRK Management Company, a private investment concern, New York, since 1981, Chairman of Insight Communications, Inc. since 1985, and of Microbiological Associates, Inc. since 1985. Mr. Knafel is also currently a Director of Cellular Communications, Inc., Cellular Communications International, Inc., Cellular Communications of Puerto Rico, Inc., General American Investors Company, Inc., International CableTel Inc., four Prudential mutual funds, and other private companies.

                       INDEPENDENT AUDITORS' REPORT






Board of Directors
IGENE Biotechnology, Inc.
Columbia, MD


We have audited the financial statements of IGENE Biotechnology, Inc. as listed in response to A.1. of Item 13. In connection with our audits of the financial statements, we also have audited the financial statement schedules as listed in response to A.1a. of Item 13. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IGENE Biotechnology, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying financial statements and financial statement schedules have been prepared assuming that IGENE Biotechnology, Inc. will continue as a going concern. As discussed in note 13 to the financial statements, the Company's recurring losses and limited capitalization raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in note 13. The financial statements and financial statement schedules do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.




                         BERENSON & COMPANY LLP

New York, NY
March 14, 1996

                            IGENE Biotechnology, Inc.
                           Statement of Operations Data

                                 Years Ended December 31,
                       1995       1994         1993        1992        1991
Sales            $    25,563  $   113,166  $  68,516   $  165,060 $  173,383

Total Revenues   $   274,978  $   363,349  $  69,089   $  170,654    200,215

Cost of Sales    $    16,878  $    36,945  $  32,137   $  118,652    100,810

Research,
Development
and Pilot Plant
Expenses         $   348,139  $   391,912  $ 329,030   $ 409,645     460,372

Other Expenses   $   447,335  $   474,752  $ 416,489   $ 432,380     526,802

Net Loss         $  (503,156) $  (540,260) $(708,567)  $(790,023)   (887,769)

Net Loss
Per
Common Share (1)       ( .04) $      (.04) $   (.06)   $   (.07)   $   (.08)

Coverage
Deficiency
of Fixed
Charges (2)     $   647,695   $   684,959  $853,266   $ 934,722   $1,042,528



                            IGENE Biotechnology, Inc.
                                Balance Sheet Data
                                 As of December 31,
                     1995       1994        1993        1992        1991
Cash and
Cash Equivalents $     8,326  $  19,529  $  65,897   $ 128,118   $ 276,663

Working
Capital (Deficit)$  (336,992) $(645,815) $(286,881)  $(26,918)   $  83,126

Total Assets     $   104,255  $  77,556  $ 258,417   $315,834    $ 535,939

Long-term Debt   $ 1,500,000  $1,500,000 $ 1,500,000 $1,500,000  $1,500,000

Total
Liabilities      $ 1,901,127  $ 2,177,572$ 1,938,173 $1,677,272  $1,741,600

Redeemable
Preferred Stock  $   484,643  $   463,104$   438,405 $ 413,706   $  518,788

Stockholders'
Deficit          $(2,281,515)$(2,563,119)$(2,118,161)$(1,775,144)$(1,724,449)

Common
Shares
Outstanding       18,572,805   13,028,571  12,975,237 12,475,853  11,716,102

Preferred
Shares
Outstanding          225,842      226,092     226,092    226,092     238,967





(1)
Net loss per common share for the year ended December 31, 1991 is based on
11,052,647 shares.  Net loss per common share for each of the years in the four-year period ended December 31, 1995 is based on 12,084,190, 12,769,011,
13,002,050, and 13,694,343 weighted average shares, respectively.  For purposes of computing net loss per common share, the amount of net loss has been increased by dividends declared and cumulative undeclared dividends in arrears on preferred stock.

(2)
Earnings are not adequate to cover fixed charges.  The "coverage deficiency of fixed charges" for each year is equal to the net loss for the year plus dividends on preferred stock.

                           IGENE Biotechnology, Inc.
                                 Balance Sheets

                                                                   December 31

                                                           1995
 ASSETS

Current assets:
 Cash and cash equivalents...................................... $      8,326

 Accounts receivable ...........................................       11,129
 Due from stockholders (note 6).................................       44,680

       Total current assets ....................................       64,135

Property and equipment, net (note 3)............................       29,520
Security deposits ..............................................       10,600
                                                                 $    104,255

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

Current liabilities:
 Accounts payable and accrued expenses (note 4)................  $    271,127
 Debenture interest payable (note 5)...........................        30,000
 Promissory notes payable (note 6).............................       100,000

       Total current liabilities...............................       401,127

Long term liabilities:
 Variable rate subordinated debenture (note 5).................     1,500,000
                                                                    1,901,127

Commitments and contingency (notes 10 and 11)

Carrying amount of redeemable preferred stock -- 8% cumulative, convertible, voting, Series A, $.01 par value per share. Stated value $12.64 per share
 Authorized 920,000 shares; issued 38,342 shares (notes 5, 7
 and 8)........................................................       484,643
   Redemption amount $484,643.

Stockholders' deficit (notes 7 and 8):
 Preferred stock -- $.01 par value per share.  8% cumulative, convertible.
   voting, Series A.  Authorized and issued 187,500 shares
   (aggregate involuntary liquidation value of $2,370,000)....          1,875
 Common stock -- $.01 par value per share.  Authorized 35,000,000 shares;
     issued 18,572,805 shares ................................        185,728
 Additional paid-in capital...................................     17,843,142
 Deficit......................................................    (20,312,260)
                                                                   (2,281,515)
                                                                 $    104,255

See accompanying notes to financial statements.

                               IGENE Biotechnology, Inc
                               Statements of Operations

                                                Years ended December 31,
                                                   1995              1994 *
Sales ........................................  $     25,563     $    113,166
Cost of sales ................................        16,878           36,945

Gross profit from sales of product ...........         8,685           76,221

Technology licensing income (note 14).........       225,000          250,000
Technology services income (note 14)..........        24,415              ---

Net revenue ..................................       258,100          326,221

Selling, general and administrative expenses:

Marketing and selling ........................        12,813            4,691
Research, development and pilot plant ........       348,139          391,912
General and administrative ...................       303,998          314,671

Total selling, general and administrative
         expenses ............................       664,950          711,274
Operating loss ...............................      (406,850)        (385,053)

Other income (expenses):

Forgiveness of Debt  (note 6).................        33,395              ---
Investment income ............................           527              183
Other income (expense) .......................           296          (14,870)
Interest expense .............................      (130,524)        (140,520)

Net Loss    ..................................      (503,156)        (540,260)

Deficit at beginning of year .................   (19,809,104)     (19,268,844)

Deficit at end of year .......................  ($20,312,260)    ($19,809,104)

Net loss per common share (note 9) ...........         ($.04)           ($.04)


*   Certain items have been reclassified to conform to 1995 presentation.

See accompanying notes to financial statements.

                            IGENE Biotechnology, Inc.
                       Statements of Stockholders' Deficit


                              Redeemable
                           Preferred Stock   Preferred Stock   Common Stock
                           (Shares/Amount)   (Shares/Amount)   (Shares/Amount)
Balance at December 31,
1993....................... 38,592/$438,405 187,500/$1,875 12,975,237/$129,752

Issuance of 53,334 shares
of common stock as
payment of interest
on variable rate
subordinate debenture
(note 5)...................             ---            ---         53,334/$533

Cumulative undeclared
dividends on redeemable
  preferred stock..........          24,699            ---                 ---

Net loss for 1994 .........             ---            ---                 ---

Balance at December 31,
1994 ...................... 38,592/$463,104 187,500/$1,875 13,028,571/$130,285

Issuance of 53,334 shares
of common stock as
payment of interest
on variable rate
subordinate debenture
(note 5)...................             ---            ---         53,334/$533

Cumulative undeclared
dividends on redeemable
preferred stock............          24,539            ---                 ---

Issuance of 1,200,000
shares of common stock
pursuant to direct
purchase of shares by
certain directors
of the Company
(note 8)...................             ---           ---   1,200,000/$12,000

Issuance of 4,290,400 shares
of common stock
on conversion of
promissory notes ..........             ---           ---   4,290,400/$42,905

Conversion of redeemable
preferred stock
into common stock .........     250/($3,000)          ---              500/$5

Net loss for 1995 .........             ---           ---                 ---

Balance at December 31,
1995 ...................... 38,342/$484,643187,500/$1,875 18,572,805/$185,728

See accompanying notes to financial statements.

                            IGENE Biotechnology, Inc.
                       Statements of Stockholders' Deficit
                                   (Continued)


                            Additional                     Total Stockholder's
                          Paid-In Capital      Deficit          Deficit
Balance at December 31,
1993.......................   $17,019,056      $(19,268,844)      $(2,118,161)

Issuance of 53,334 shares
of common stock as
payment of interest on
variable rate
subordinate debenture
(note 5)...................       119,467              ---            120,000

Cumulative undeclared
dividends on redeemable
preferred stock............       (24,699)             ---            (24,699)

Net loss for 1994 .........           ---         (540,260)          (540,260)

Balance at December 31,
1994 ......................    17,113,824      (19,809,104)        (2,563,120)

Issuance of 53,334 shares
of common stock as
payment of interest on
variable rate
subordinate debenture
(note 5)...................       119,467              ---            120,000

Cumulative undeclared
dividends on redeemable
preferred stock............       (24,539)             ---            (24,539)

Issuance of 1,200,000 shares
of common stock
pursuant to direct purchase
of shares by
certain directors of the
Company (note 8)...........       138,000              ---            150,000

Issuance of 4,290,400 shares
of common stock
on conversion of promissory
notes .....................       493,395              ---            536,300

Conversion of redeemable
preferred stock
into common stock .........         2,995              ---              3,000

Net loss for 1995 .........           ---         (503,156)          (503,156)

Balance at December 31,
1995 ......................   $17,843,142     $(20,312,260)       $(2,281,515)

See accompanying notes to financial statements.

                         IGENE Biotechnology, Inc.
                          Statements of Cash Flows

                                                   Years ended December 31,
                                                      1995        1994
Cash flows from operating activities
 Net loss.........................................   ($503,156)  ($540,260)
 Adjustments to reconcile net loss to net cash
 used in operating activities:
     Depreciation and amortization................       8,048      22,429
     Loss on sale of assets ......................         ---      14,870
     Interest on debenture paid in shares of
         common stock.............................     120,000     120,000
     Changes in assets and liabilities:
         Increase (decrease) in accounts payable and
            other accrued expenses................      33,105      99,149
         Decrease (increase) in accounts
          receivable............................        (339)     (2,778)
         Decrease (increase) in prepaid expenses and
            deposits..............................       1,438        (605)

 Net cash used in operating activities............    (340,904)   (287,195)

Cash flows from investing activities:
 Capital expenditures.............................      (2,369)    (20,973)
 Sale of equipment................................         ---      15,000

 Net cash used in investing activities ...........      (2,369)     (5,973)

Cash flows from financing activities:
 Proceeds from issuance of common stock...........     150,000      76,550
 Issuance of promissory notes.....................     182,070     170,250

 Net cash provided by financing activities........     332,070     246,800

Net decrease in cash and cash equivalents ........     (11,203)    (46,368)

Cash and cash equivalents at beginning of year....      19,529      65,897

Cash and cash equivalents at end of year..........  $    8,326    $ 19,529

Supplementary disclosure - cash paid for interest.  $      ---    $    236


Noncash investing and financing activities:

During 1994 the Company sold equipment for $30,000, which was remitted by the buyer directly to another company in payment of outstanding amounts due for services performed for the Company. (See also note 3)

During 1995 and 1994, the Company issued 53,334 shares of common stock in each year in payment of interest on the variable rate subordinated debenture. If paid in cash, the interest would have been payable at 8% during 1995 and 1994, or $120,000 per year. Shares may be issued in lieu of cash under the debenture agreement at the higher of $2.25 per share or market price per share. The stock was issued and related interest expense for 1995 and 1994 were recorded at $2.25 per share, or $120,000 in each year. (See also note 5)

During 1995 and 1994 the Company recorded dividends in arrears on 8% redeemable preferred stock at $.64 per share aggregating $24,539 and $24,699, respectively in each year which has been removed from paid-in capital and included in the carrying value of the redeemable preferred stock. (See also note 7)

During 1995 the Company issued 4,290,400 shares upon the conversion of $536,300 of promissory notes held by certain directors of the Company. (See also note 8)

During 1995 the Company issued promissory notes to certain directors of the Company for an aggregate consideration of $100,000. At December 31, 1995 $55,320 had been received by the Company. $44,680 remained due from certain directors of the Company on December 31, 1995.



                         IGENE Biotechnology, Inc.
                       Notes to Financial Statements



(1)   History of the Company

      The Company was incorporated under the laws of the State of Maryland on October 27, 1981 as "Industrial Genetics, Inc." The Company changed its name to "IGI Biotechnology, Inc." onAugust 17, 1983 and to "IGENE Biotechnology, Inc." on April 14, 1986. The Company is located in Columbia, Maryland and is engaged in the business of industrial microbiology and related biotechnologies.

(2)   Summary of Significant Accounting Policies

      Cash and cash equivalents

      For purposes of the financial statements, cash equivalents have been combined with cash. The Company considers cash equivalents to be short-term, highly liquid investments that have maturities of less than three months. These include interest bearing money market accounts and certificates of deposit.

      Research and development costs

      For financial reporting purposes, research, development and pilot plant scale-up costs are charged to expense when incurred.

      Depreciation

      Depreciation of property and equipment is provided under the straight-line method over the lives of the respective assets.

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Fair value of financial instruments

      The carrying amount of cash and cash equivalents approximate fair value because of the short maturity of those instruments. The carrying amount of long-term debt approximates fair value because of similar current rates at which the Company could borrow funds with consistent remaining maturities.

      Sales Returns

      The Company records sales returns in the period in which the product is returned, rather than estimating future returns of current sales, since they are expected to be immaterial in amount.

      Interest on Variable Rate Subordinated Debenture

      The Company records interest on its variable rate subordinated debenture (see also note 6) at a level rate of 8%; rather than at the fair-market value of shares which have been issued in lieu of cash payments of interest.
This is an estimated average rate based on the Company's plan to continue (as it has since October 1, 1989) to pay interest on the debenture by issuing shares of common stock at the higher of $2.25 per share or the current market value of the Company's shares, as allowed under the terms of the debenture.
If the market value of the Company's stock remains below $2.25 per share (during the period from October 1989 through December 1995 its highest price was $1.25) the Company can continue to issue stock in lieu of cash payments at $2.25 per share.

(3)   Property and Equipment

      Property and equipment are stated at cost and are summarized as follows:

      Laboratory equipment and fixtures.........      $   85,092
      Pilot plant equipment and fixtures........          56,862
      Machinery and equipment...................         101,682
      Office furniture and fixtures.............          42,682
                                                         286,500
      Less accumulated depreciation ............         256,980
                                                      $   29,520

                         IGENE Biotechnology, Inc.

                       Notes to Financial Statements
                                (continued)


      During 1994 certain machinery and equipment was sold for $30,000 whereby payment was remitted directly to a company who performed services for IGENE.

(4)   Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consist of the following:

      Accounts payable .........................      $  257,231
      Audit fees and insurance expense .........          13,476
      Accrued interest, promissory notes .......             420
                                                      $  271,127


(5)   Variable Rate Subordinated Debenture

      In July 1988, the Company and a principal holder of the Company's redeemable preferred stock agreed to exchange 187,500 shares of the Company's 8% cumulative convertible preferred stock, Series A for a $1,500,000 variable rate convertible subordinated debenture due 2002, Class A.

      The debenture bears interest at a rate of 8% per annum through September 30, 1996 and thereafter at a rate of 12% per annum. Interest was payable in cash through October 1, 1989. Thereafter, the debenture agreement provides that at the option and at the discretion of the Company, interest may be paid in shares of the Company's common stock at the greater of $2.25 per share or the average market value per share. During 1995 and 1994, the Company issued 106,668 of its common stock as payment of interest on the debenture. The debenture is convertible into common stock of the Company at any time at the option of the holder at an initial rate of $4 per share of common stock. The debenture is redeemable at the option of the Company at any interest payment date at par value plus accrued interest. Upon maturity of the debenture, the Company, at its option, may repay the remaining principal in shares of 8% cumulative convertible preferred stock, Series B at a rate of $8 per preferred share.

(6)   Promissory Notes Payable

      On August 23, and November 19, 1993, the Company issued promissory notes to certain directors of the Company for an aggregate consideration of $239,300. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.48 per share and to receive a warrant for an equivalent number of common shares at $.48 per share. The promissory notes are due on demand with interest charged at the prime rate.

      On February 10, 1994, and September 26, October 24, 1994 and November 28, 1994, the Company issued additional promissory notes to certain directors of the Company for an aggregate consideration of $170,250. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.375 per share for the note issued February 10, 1994 and at $.25 per share for all other notes and to receive warrants for an equivalent number of common shares at $.375 per share for the note issued February 10, 1994 and at $.25 per share for all other notes. These promissory notes are also due on demand with interest charged at the prime rate.

      On January 23, 1995, and March 7, 1995, the Company issued additional promissory notes to certain directors of the Company for an aggregate consideration of $125,000. The notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.1875 per share for the note issued January 23, 1995 and at $.125 per share for the note issued March 7, 1995 and to receive warrants for an equivalent number of common shares at $.1875 per share for the note issued January 23, 1995 and at $.125 per share for the note issued March 7, 1995.

                         IGENE Biotechnology, Inc.

                       Notes to Financial Statements
                                (continued)


      On November 16, 1995, and December 22, 1995, the Company issued additional promissory notes to certain directors of the Company for an aggregate consideration of $100,000. Thesenotes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.05 per share and to receive a warrant for an equivalent number of common shares at $.05 per share. The promissory notes are due on demand with interest charged at the prime rate. As of December 31, 1995 $55,320 was received by the Company. The remaining $44,680 was received in January, 1996.

      On December 14, 1995 the shareholders of the Company approved cancellation of Promissory Notes and Warrants issued to certain Directors of the Company between August 25, 1993 and March 7, 1995 and the conversion of these notes to common stock of the Company at $.125 per share and warrants to purchase an equal amount of common stock of the Company at $.125 per share, which was the fair market value of the common stock as quoted on April 3, 1995. Interest accrued of $33,395 was forgiven by the shareholders.

(7)   Redeemable Preferred Stock

      Each share of redeemable preferred stock is entitled to vote on all matters requiring shareholder approval as one class with holders of common stock, except that each share of redeemable preferred stock is entitled to two votes and each share of common stock is entitled to one vote.

      Redeemable preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of the Company's common stock at the rate of two shares of common stock for each share of preferred stock (equivalent to a conversion price of $4.00 per common share), subject to adjustment under certain conditions.

      Shares of redeemable preferred stock are redeemable for cash in whole or in part at the option of the Company at any time at the stated value plus accrued and unpaid dividends to the redemption date. Dividends are cumulative and payable quarterly on January 1, April 1, July 1 and October 1, since January 1, 1988. See note 5 relating to exchange of redeemable preferred stock and note 8 relating to conversion of redeemable preferred stock and waiver of redemption privileges. Mandatory redemption is required by October 2002. As of December 31, 1995, cumulative dividends in arrears totaled $177,907 ($4.64 per share) and were included in carrying value of redeemable preferred stock.

(8)   Stockholders' Equity

      Common Stock

      In January 1987, the Board of Directors approved the 1986 Stock Option Plan ("Plan"). In August 1990, the shareholders approved an increase in the number of shares issuable pursuant to options granted under the Plan.
Under the Plan options to acquire up to 978,850 shares of the Company's common stock may be issued to certain directors, officers and employees. Options granted under the Plan are exercisable in installments of twenty percent each year beginning on the first anniversary of the date when such options are granted and expire not later than ten years from the date of grant. On January 22, 1987, the Board of Directors approved the granting, under the Plan, of options to purchase 72,750 shares of the Company's common stock at $5.40 per share to 23 full-time employees of the Company. The option price represented a discount from the market price at the date of grant. The total amount of such discount was accounted for as compensation expense and recognized over the period in which employees were providing the related services. In May 1989 the Compensation Committee of the Board of Directors approved the reduction of the exercise price from $5.40 to $1.00 per share of
the  aforementioned  options.   In addition, the Compensation Committee
approved the granting of options to purchase an additional 146,350 shares at an exercise price of $1.00 per share pursuant to the Plan. In May 1990, the Compensation Committee of the Board of Directors approved the granting of options to purchase an additional 560,250 shares at an exercise price of $.10 rice of $.10
Balance at December 31,
1995 ......................   $17,843,142     $(20,312,260)       $(2,281,515)

See accompanying notes to financial statements.

 ............      $  257,231
      Audit fees and insurance expense .........          13,476
y at $.625 per share were
granted to one officer and one key employee of the Company. In April 1993, options to purchase 50,000 shares of common stock of the Company at $1.00 per share were granted to one key employee of the Company. The options granted in May 1989, May 1990, January 1991, January 1992, and April 1993 were at an exercise price in excess or equal to the current market price and, accordingly, no additional compensation expense was recognized. Prior to 1993, no options were exercised under the Plan. In 1993 options to purchase 87,000 shares of common stock at $.10 per share and 20,000 shares of common stock

                         IGENE Biotechnology, Inc.

                       Notes to Financial Statements
                                (continued)


at $.25 per share were exercised pursuant to the Plan. On March 17, 1994 the Board of Directors approved an increase from 978,850 to 1,200,000 in the number of shares issuable pursuant to options granted under the plan which was approved by stockholders at the Company's 1994 Annual Meeting. On December 16, 1995 an increase from 1,200,000 to 2,000,000 in the number of shares issuable pursuant to options granted under the plan which was approved by stockholders at the Company's 1995 Annual Meeting.

      In May and November 1988, holders of 314,092 shares of redeemable preferred stock converted those shares into 628,184 shares of the Company's common stock and received warrants to purchase 314,092 shares of common stock at a rate of $6.00 per share which expired on July 30, 1993. During 1990, holders of 13,500 shares of redeemable preferred stock converted those shares to 27,000 shares of the Company's common stock. During 1991 holders of 5,125 shares of redeemable preferred stock converted those shares to 10,250 shares of the Company's common stock. During 1993 and 1994 no shares of redeemable preferred stock were converted to shares of the Company's common stock.

      In February 1991, the Company sold 4,596,000 shares of common stock and received net proceeds of $1,109,000. Also in February, 1991, the Company issued warrants to purchase 800,000 shares of common stock at $.25 per share to a stockholder controlled company for acting as placement agent.

      In June 1992, the Company sold 680,667 shares of common stock and received net proceeds of $503,693. Also in June, 1992, the Company issued warrants to purchase 252,400 shares of common stock at $.75 per share to a stockholder controlled Company for acting as placement agent. In addition, 680,667 warrants to purchase common stock at $.75 per share were issued to other qualified investors as part of the private placement.

      On March 25, 1993 the Company issued 33,334 shares of common stock at $.75 upon execution of a Letter of Intent with Burns Philp Food Inc. to enter into a Technology License Agreement. Upon execution of a Technology
License Option Agreement on April 16, 1993, Burns Philp purchased 166,666 newly issued shares of common stock at $.75 per share, and an additional 62,500 shares at $.48 per share on July 13, 1993. On October 13 the Company issued 76,550 shares of common stock at $1.00 per share as part of the termination of the Agreement with Burns Philp.

      At December 31, 1994, 86,746 shares of authorized but unissued common stock were reserved for exercise at $6.64 per share pursuant to a stock purchase warrant granted to the underwriter in connection with the Company's initial public offering, 978,850 shares of authorized but unissued common stock were reserved for exercise pursuant to the 1986 Stock Option Plan, 452,184 shares of authorized but unissued common stock were reserved for issuance upon conversion of the Company's outstanding preferred stock, 314,092 shares of authorized but unissued common stock were reserved for issuance upon exercise at $6.00 per share of stock purchase warrants issued to preferred stockholders who converted to common stock in 1988, 800,000 shares of authorized but unissued common stock were reserved for issuance upon reinvestment of interest on the variable rate subordinated debenture and 375,000 shares of authorized but unissued common stock were reserved for issuance upon conversion of the variable rate subordinated debenture.

      On August 15, 1995, the Company sold 1,200,000 shares of common stock to certain directors of the Company at $.125 per share and received net proceeds of $150,000.

      On December 14, 1995, the Company issued 4,290,400 shares of common stock in lieu of retired Promissory Notes and Warrants issued to certain directors of the Company from August 25, 1993 through March 7, 1995. Issued along with the common stock were warrants to purchase an equal amount of common stock of the Company at $.125 per share, which was the fair market value of the common stock as quoted on April 3, 1995 by the National Quotation Bureau, which warrants shall expire on April 3, 1998.

      The following table summarizes options and warrants issued, outstanding and exercisable:


                                      December 31,
                             1995                   1994
         [S]          [C]                    [C]
          Issued          5,642,550              2,792,817
          Outstanding     5,537,550              2,685,817
          Exercisable     5,237,550              2,291,517



                         IGENE Biotechnology, Inc.

                       Notes to Financial Statements
                                (continued)


      Preferred Stock

      In May 1988, the Company and a holder of its redeemable preferred stock entered into an agreement under which the mandatory redemption rights referred to in note 5 were waived as to 187,500 shares of the preferred stock.
These shares are subject to redemption at the option of the Company under provisions governing the preferred stock which permit the Company to redeem such stock at any time. Under these arrangements, the amounts attributable to shares of the preferred stock as to which mandatory redemption rights were waived are recorded and combined in total with the stockholders' equity accounts.

      On January 19, 1995 a holder of preferred stock converted 250 shares of preferred stock into 500 shares of common stock of the Company.

      At December 31, 1995, cumulative dividends in arrears totaled $870,000 ($4.64 per share) and was included in the aggregate involuntary liquidation value of the preferred stock.

      At December 31, 1995, 187,500 shares of authorized but unissued preferred stock were reserved for issuance upon maturity of the variable rate subordinated debenture.

(9)   Net Loss Per Common Share

      Net loss per common share for 1995 and 1994 is based on 13,694,343 and 13,002,050 weighted average shares, respectively. For purposes of computing net loss per common share, the amount of net loss has been increased by dividends declared and cumulative undeclared dividends in arrears on preferred stock.

(10)  Commitments

      The Company is obligated for office and laboratory facilities and other rentals under separate operating lease agreements which expire in 2001. The basic annual rentals are expected to be between $57-59,000 under such lease. Annual rent expense relating to leases approximated $83,000 in 1995, and $78,000 in 1994.

      Exclusive worldwide rights to manufacture and sell one of the products developed by the Company were granted to Hercules Incorporated ("Hercules"), in exchange for an initial license fee of $500,000 pursuant to a licensing agreement dated as of September 16, 1985. Hercules did not produce commercially any quantities of the product and by an agreement dated October 15, 1987, the Company and Hercules agreed to terminate the license agreement. Pursuant to termination agreements negotiated between the parties, the Company paid Hercules $25,000 for termination of the license and will not refund the $500,000 initial license fee paid by Hercules. If the Company commercializes the product, the Company will pay Hercules up to an additional $600,000 from revenues from the sale or licensing of the product.

(11)  Contingency

      On September 24, 1982, the Company and McKesson Corporation formed a joint venture for the purpose of developing, manufacturing and selling certain whey-based products. On June 26, 1984, McKesson Corporation assigned to the Company all of its rights, titles and interests in the joint venture in consideration of a cash payment for the joint venture's inventory and a commitment to pay an additional amount of approximately $500,000, payable without interest in five equal annual installments, commencing after the first fiscal year in which the Company attains pre-tax profits, as defined, or at least $1 million. Because the payment is dependent upon the Company's attaining profitable operations in the future, no liability therefore has been reflected in the accompanying balance sheet.

      In May 1995, the Company signed a non-exclusive licensing agreement with Archer Daniels Midland Company ("ADM") for the manufacture and sale of AstaXin. On February 29, 1996 ADM informed the Company that it had decided not to utilize the Technology and requested that IGENE return approximately $250,000 in payments under the License Agreement. IGENE maintains that ADM is not entitled to the payments and that additional monies are owed to IGENE.
It is management's contention that it is not probable that this dispute will result in an unfavorable outcome. Accordingly, no liability has been reflected in the accompanying balance sheet.

                         IGENE Biotechnology, Inc.

                       Notes to Financial Statements
                                (continued)


(12)  Income Taxes

      At December 31, 1995 and 1994, the Company has federal and state net operating loss carry-forwards of approximately $19,300,000 and $18,800,000, respectively, that expire from 1997 to 2010. The recorded deferred tax asset, representing the expected benefit from the future realization of the net operating losses, net of the valuation allowance, was $-0- for both years.

      The sources of the deferred tax asset is approximately as follows:



                                                    1995

 Net operating loss carry-forward benefit       $  7,900,000
 Valuation allowance                              (7,900,000)
 Deferred tax asset                             $        ---



(13)  Uncertainty

      The Company has incurred net losses in each year of its existence, aggregating approximately $20,300,000 from inception to December 31, 1995 and its liabilities and redeemable preferred stock exceeded its assets by approximately $2,300,000 at that date. These factors indicate that the Company will not be able to continue in existence unless it is able to raise additional capital and attain profitable operations.

      Management has instituted a program of significant cost reductions, deferred all except immediately necessary capital expenditures and suspended payment of dividends on the Company's preferred stock. The implementation of these measures to conserve working capital together with the successful marketing and licensing of the Company's products, which management hopes to achieve, may permit the Company to attract additional capital and enable it to continue.

      The Company is actively seeking and is in discussion with a potential manufacturer of its AstaXin technology. The Company believes this technology to be highly marketable and is hopeful that an income-producing technology licensing agreement could be executed during 1996 for this product.

      To increase working capital, the Company plans to issue additional stock to officers and directors and to encourage holders of outstanding warrants to exercise these rights. The Company will also encourage the holders of convertible promissory notes to convert them into common stock. To meet short-term cash needs the Company issued additional promissory notes to officers and directors. (see also note 15)

(14)  Technology Licensing Income

      On March 4, 1994 the Company and the Food Science Group of Pfizer Inc., New York, N.Y., signed a Technology Evaluation Agreement for AstaXin . The Agreement provided for cash compensation to IGENE of $250,000 over a three month period ending May 18, 1994.

      On May 11, 1995 the Company and Archer-Daniels-Midland Company signed a non-exclusive licensing agreement for AstaXin . The Agreement provided for an initial payment of $200,000 and royalties based on sales. In addition, the Company received $24,415 in 1995 for technology services pertaining to the Agreement. The Company also received payment of $25,000 in December, 1995 under the terms of the Agreement. (See Note 15)

(15)  Subsequent Events

      On February 9, 1996, and March 11, 1996, the Company issued promissory notes to certain directors of the Company for an aggregate consideration of $140,000. These notes specify that at any time prior to repayment the holder has the right to convert the note to common stock of the Company at $.10 per share for the note issued February 9, 1996 and at $.09 per share for the note issued March 11, 1996, and to receive warrants for an equivalent number of common shares at $.10 per share for the note issued February 9, 1996 and at $.09 per share for the note issued March 11, 1996. The promissory notes are due on demand with interest charged at the prime rate.

      On February 29, 1996 Archer Daniels Midland Company terminated its licensing agreement with the Company. (see note 11)

                                                                  Schedule V
                         IGENE Biotechnology, Inc.
                       Property, Plant and Equipment

                             Balance at                              Balance
                             beginning       Additions               at end
  Classification             of period       at cost    Retirements  of period

Year ended December 31, 1995:
Laboratory equipment
and fixtures             $   85,092  $     ---   $     ---   $   85,092
Pilot plant equipment
and fixtures                      56,862        ---         ---       56,862
Machinery and equipment           99,313      2,369         ---      101,682
Office furniture and fixtures     42,131        ---         ---       42,864

                              $  284,131  $   2,369   $     ---   $  286,500




                                                                 Schedule VI

 Accumulated Depreciation and Amortization of Property, Plant and Equipment


                             Balance at      Depreci-                Balance
                             beginning       ation                   at end
Classification               of period       Expense   Retirements   of period

Year ended December 31, 1995:
Laboratory equipment
and fixtures                 $   71,758   $    1,333  $      ---  $   73,091
Pilot plant equipment
and fixtures                     56,430          425         ---      56,863
Machinery and equipment          79,021        5,213         ---      84,234
Office furniture and
fixtures                     41,715        1,077         ---      42,792

                             $  248,932   $    8,048  $      ---  $  256,980



                                                                  Schedule X

                 Supplementary Income Statement Information


                                                 1995              1994

Maintenance and repairs .........................$  35,849       $  34,251
Taxes, other than payroll and income taxes.......   15,267          15,438
Advertising costs................................     ---            4,691



DIRECTORS

Michael G. Kimelman
Chairman of the Board
Partner of Kimelman & Baird, LLC

Thomas L. Kempner
Vice Chairman of the Board
Chairman and Chief Executive Officer of
Loeb Partners Corporation, investment bankers

Stephen F. Hiu, Ph.D.
President and Treasurer

John A. Cenerazzo
Chairman and Director, InfoCore, Inc.
of Great Britain

Joseph C. Abeles
Private Investor

Sidney R. Knafel
Managing Partner of SRK Management Company, a private investment concern

Patrick F. Monahan
Director of Manufacturing

OFFICERS AND
PRINCIPAL EMPLOYEES

Stephen F. Hiu, Ph.D.
President, Secretary and Director
of Research and Development

Dexter W. Gaston
Chief Executive Officer

Patrick F. Monahan
Director of Manufacturing


COUNSEL

McGuire Woods Battle & Boothe LLP
Baltimore, Maryland


AUDITORS

Berenson & Company
100 Park Avenue, 11th Floor
New York, New York


ANNUAL MEETING

The Annual Meeting of the Shareholders of IGENE
Biotechnology, Inc. will be held on Tuesday,
November 12, 1996, 10:00 a.m. local time at Kimelman
& Baird, LLC, 100 Park Avenue, Suite 1101-S2, New
York, N.Y.  10017

INFORMATION REQUESTS

Requests for information about IGENE
Biotechnology, Inc. as well as for copies of filings made to the Securities and Exchange Commission, including a copy of the Company's Annual Report on Form 10-KSB, may be obtained without charge by written request to the Corporate Secretary or by calling the Company's offices.


                             TELECOMMUNICATIONS

                         IGENE Biotechnology, Inc.
                            9110 Red Branch Road
                       Columbia, Maryland 21045-2020
               Telephone :  (410)997-2599
                            (800)346-6421
              Telecopier :  (410)730-0540
                            EMail: igene@qis.net